EXHIBIT 99.1

Ruanyun Edai Technology Inc. Receives Nasdaq Minimum Bid Price Deficiency Notice

NANCHANG, China, Oct. 09, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (the “Company”) today announced that it received a written notice dated October 7, 2026 from Nasdaq stating that the closing bid price of its ordinary shares was below $1.00 per share for 30 consecutive business days, from August 25 through October 6, 2026. Accordingly, the Company does not meet the minimum bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2).

Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, until April 5, 2027, to regain compliance. Compliance requires a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during that period, subject to Nasdaq’s discretion to require a longer period and its written confirmation.

The notice has no immediate effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services, and since September 2025 has provided campus operations and student-life services through its Smart Campus Services business.

The Company is presenting its group businesses under the Formind Group identity as part of its broader strategy to expand AI education, language learning, institutional education support and global technology initiatives. Additional information about Formind Group is available at www.formind.group. Information on that website is not part of this press release.

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